Exhibit 99.22

CRESCO LABS INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL

STATEMENTS

(Unaudited)

THREE MONTHS ENDED

MARCH 31, 2020 AND 2019

(Expressed in United States Dollars)

Cresco Labs Inc.

INDEX TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS:

Condensed Interim Consolidated Statements of Financial Position	2

Condensed Interim Consolidated Statements of Operations	3

Condensed Interim Consolidated Statements of Comprehensive Loss	4

Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity	5

Condensed Interim Consolidated Statements of Cash Flows	6

Notes to the Condensed Interim Consolidated Financial Statements	7

Cresco Labs Inc.

Condensed Interim Consolidated Statements of Financial Position

As of March 31, 2020 and December 31, 2019

(In thousands of United States Dollars)

		(Unaudited)
		March 31,	December 31,
		2020	2019
ASSETS
Current assets:
Cash and cash equivalents		$68,581	$49,102
Restricted cash		2,795	5,050
Accounts receivable, net	Note 3	14,211	16,455
Biological assets	Note 4	39,980	31,791
Inventory, net	Note 5	81,171	49,555
Loans receivable, short-term	Note 20	3,143	644
Other current assets		6,368	6,741

Total current assets		216,249	159,338
Non-current assets:
Property and equipment, net	Note 6	187,872	155,839
Right-of-use assets	Note 7	75,211	46,696
Intangible assets, net	Note 9	192,755	94,206
Loans receivable, long-term	Note 20	16,852	18,633
Investments	Note 8	4,682	1,278
Security deposits		2,026	1,084
Goodwill	Note 9	458,041	137,719
Deferred tax asset	Note 24	3,159	1,761
Other non-current assets		181	—

Total non-current assets		940,779	457,216

TOTAL ASSETS		$1,157,028	$616,554

LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES:
Current liabilities:
Accounts payable and other accrued expenses	Note 10	$57,625	$62,834
Short-term borrowings	Note 14	20,787	—
Income tax payable	Note 24	21,735	15,198
Current portion of lease liabilities	Note 7	18,030	12,019
Deferred consideration, contingent consideration and other payables	Note 13	22,810	59,940
Derivative liabilities, short-term	Note 20	203	178

Total current liabilities		141,190	150,169
Long-term liabilities:
Long-term notes payable and loans payable	Note 14	95,555	550
Derivative liabilities, long-term	Note 20	4,902	15,243
Lease liabilities	Note 7	116,781	82,856
Deferred tax liability	Note 24	49,392	23,212
Deferred consideration and contingent consideration	Note 13	9,500	21,901

Total long-term liabilities		276,130	143,762

TOTAL LIABILITIES		417,320	293,931

SHAREHOLDERS’ EQUITY:
Share capital		684,217	275,851
Contributed surplus		56,099	25,863
Accumulated other comprehensive income		104	—
Accumulated deficit		(130,297)	(114,632)

Equity of Cresco Labs Inc.		610,123	187,082
Non-controlling interests	Note 11	129,585	135,541

TOTAL SHAREHOLDERS’ EQUITY		739,708	322,623

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		$1,157,028	$616,554

Nature of Operations (Note 1)

Commitments and Contingencies (Note 19)

Subsequent Events (Note 25)

See accompanying notes to unaudited condensed interim consolidated financial statements.

Cresco Labs Inc.

Condensed Interim Consolidated Statements of Operations

For the Three Months Ended March 31, 2020 and 2019

(Unaudited - In thousands of United States Dollars, except per share data)

		(Unaudited)
		Three months ended
		March 31,
		2020	2019
Revenue, net	Note 15	$66,380	$21,055
Costs of sales - production costs	Note 5	(46,200)	(14,714)

Gross profit before fair value adjustments		20,180	6,341
Realized changes in fair value of inventory sold	Note 5	(24,584)	(15,895)
Unrealized gain on changes in fair value of biological assets	Note 4	38,544	20,206

Gross profit		34,140	10,652

Expenses:
Selling, general and administrative	Note 16	46,653	16,773
Depreciation and amortization	Note 6, 9, 12	4,619	973

Total expenses		51,272	17,746

Loss before other income (expense) and income taxes		(17,132)	(7,094)
Other income (expense):
Interest expense, net	Note 23	(8,216)	(419)
Other income (expense), net	Note 17	15,523	(134)
(Loss) income from investment in associate	Note 8	(144)	36

Total other income (expense), net		7,163	(517)

Loss before income taxes		(9,969)	(7,611)
Income tax (expense) recovery	Note 24	(3,462)	37

Net loss		$(13,431)	$(7,574)
Net loss attributable to non-controlling interests, net of tax	Note 11	(6,042)	(1,347)

Net loss attributable to Cresco Labs Inc.		$(7,389)	$(6,227)

Net loss per share - attributable to Cresco Labs Inc. shareholders
Loss per share - Basic	Note 22	$(0.04)	$(0.05)
Loss per share - Diluted	Note 22	$(0.04)	$(0.05)

See accompanying notes to unaudited condensed interim consolidated financial statements.

Cresco Labs Inc.

Condensed Interim Consolidated Statements of Comprehensive Loss

For the Three Months Ended March 31, 2020 and 2019

(Unaudited - In thousands of United States Dollars)

	(Unaudited)
	Three months ended
	March 31,
	2020	2019
Net loss for the period	$(13,431)	$(7,574)
Other comprehensive gain for the period
Foreign currency translation differences, net of tax	104	—

Total net loss and comprehensive loss for the period	$(13,327)	$(7,574)

Comprehensive loss attributable to non-controlling interests, net of tax	(6,042)	(1,347)

Total net loss and comprehensive loss attributable to Cresco Labs Inc.	$(7,285)	$(6,227)

See accompanying notes to unaudited condensed interim consolidated financial statements

Cresco Labs Inc.

Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity

For the Three Months Ended March 31, 2020 and 2019

(Unaudited - In thousands of United States Dollars)

		$ Amount
						Accumulated
						other
						comprehensive
	Notes	Share capital	Shares to be issued	Contributed surplus	Accumulated deficit	income	Non-controlling interests	Total
Balance as of January 1, 2019		$142,118	$20,064	$11,594	$(52,745)	—	$161,950	$282,981
Net loss		—	—	—	(6,227)	—	(1,347)	(7,574)
Share-based compensation expense	Note 12	—	—	4,043	—	—	—	4,043
Exercise of options and warrants		563	—	(139)	—	—	—	424
Change in ownership interest	Note 11(f)	—	—	—	(150)	—	(34)	(184)
Cumulative effect of adoption of IFRS 16 Leases		—	—	—	(837)	—	(1,526)	(2,363)

Ending Balance as of March 31, 2019		$142,681	$20,064	$15,498	$(59,959)	—	$159,043	$277,327

Balance as of January 1, 2020		$275,851	—	$25,863	$(114,632)	—	$135,541	$322,623
Net loss		—	—	—	(7,389)	—	(6,042)	(13,431)
Share-based compensation expense	Note 12	—	—	1,767	—	—	—	1,767
Exercise of options	Note 12	589	—	(160)	—	—	—	429
Exercise of warrants	Note 11(c)	91	—	—	—	—	—	91
Vesting of RSUs		1,674	—	(2,445)	—	—	—	(771)
Income tax reserve	Note 25	—	—	(597)	(58)	—	—	(655)
Foreign currency translation		—	—	—	—	104	—	104
Issuance of shares related to Origin House	Note 11(b)(i)	396,575	—	31,671	—	—	—	428,246
Equity issued related to Valley Ag acquisition	Note 11(b)(ii)	1,305	—	—	—	—	—	1,305
Cresco LLC share redemptions and other adjustments		8,132	—	—	(8,218)	—	86	—

Ending Balance as of March 31, 2020		$684,217	—	$56,099	$(130,297)	$104	$129,585	$739,708

See accompanying notes to unaudited condensed interim consolidated financial statements.

Cresco Labs Inc.

Condensed Interim Consolidated Statements of Cash Flows

For the Three Months Ended March 31, 2020 and 2019

(Unaudited - In thousands of United States Dollars)

	(Unaudited)
	Three months Ended March 31,
	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(13,431)	$(7,574)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	8,367	2,919
Bad debt expense	241	120
Share-based compensation expense	2,235	3,131
Loss (gain) on investments	678	(7)
(Gain) loss on changes in fair value of deferred and contingent consideration	(5,967)	42
(Gain) loss on derivative instruments and warrants	(9,715)	235
Loss, net of gains, on loans receivable	548	—
Accrued interest expense, net of income	587	—
Impairment on intangible asset	1,194	—
Loss recognized on sale-leaseback transactions	22	—
Realized changes in fair value of inventory sold	20,494	15,895
Loss on inventory write-offs	1,674	—
Provision for inventory reserve	2,416
Unrealized gain, net of losses, on changes in fair value of biological assets	(38,544)	(20,206)
Change in deferred taxes	(3,295)	(900)
Accretion of discount and deferred financing costs on debt arrangements	1,197	—
Foreign currency gain	(600)	—
Changes in operating assets and liabilities:
Accounts receivable	9,568	(1,796)
Inventory	(41,146)	(27,266)
Biological assets	32,357	22,650
Other current assets	1,733	21
Security deposits	(805)	(71)
Accounts payable and other accrued expenses	(14,057)	6,346
Other current liabilities	(2,389)	(1,156)
Deferred rent	—	73
Income tax payable	6,537	863

NET CASH USED IN OPERATING ACTIVITIES	(40,101)	(6,681)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(41,703)	(11,959)
Purchases of intangibles	(596)	(107)
Proceeds from sale and leaseback transactions and lease tenant incentives	21,276	—
Payment of acquisition consideration, net of cash acquired	(13,447)	—
Loans receivable for entities to be acquired	(4,171)	(5,417)

NET CASH USED IN INVESTING ACTIVITIES	(38,641)	(17,483)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of stock options and warrants	520	424
Proceeds from the issuance of long-term debt	100,000	—
Payment of issuance costs of financing	(3,855)	—
Acquisition of non-controlling interests	—	(184)
Payments for taxes related to net share settlements of restricted stock units	(771)	—
Principal payments of leases	(874)	(703)

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	95,020	(463)

Effect of foreign currency exchange rate changes on cash	946	—
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS AND RESTRICTED CASH	17,224	(24,627)
Cash and cash equivalents and restricted cash, beginning of period	54,152	138,028

CASH AND CASH EQUIVALENTS AND RESTRICTED CASH, END OF PERIOD	$71,376	$113,401

CASH PAID DURING THE PERIOD FOR:
Interest	$4,286	$824
NON-CASH TRANSACTIONS:
Equity issued for acquisitions	$429,715	$—
Net liability upon adoption of IFRS 16 Leases and subsequent additions	31,265	47,398
Liability incurred to purchase property and equipment	3,641	—

See accompanying notes to unaudited condensed interim consolidated financial statements.

Cresco Labs Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2020 and 2019

(Unaudited)

1.	NATURE OF OPERATIONS

Cresco Labs Inc. (“Cresco” or the “Company”), formerly known as Randsburg International Gold Corp. was incorporated in the Province of British Columbia under the Company Act (British Columbia) on July 6, 1990. On December 30, 1997, the Company changed its name from Randsburg Gold Corporation to Randsburg International Gold Corp. (“Randsburg”) and consolidated its common shares on a five old for one new basis.

On November 30, 2018, in connection with the reverse takeover (the “Transaction”), the Company (i) consolidated its outstanding Randsburg Common Shares on an 812.63 old for one (1) new basis, and (ii) filed an alteration to its Notice of Articles with the British Columbia Registrar of Companies to change its name from Randsburg to Cresco Labs Inc. and to amend the rights and restrictions of its existing classes of common shares, redesignate such classes as the class of Subordinate Voting Shares (“SVS”) and create the classes of Proportionate Voting Shares (“PVS”) and the Super Voting Shares (“MVS”).

Pursuant to the Transaction, among the Company (then Randsburg) and Cresco Labs, LLC (“Cresco Labs”), a series of transactions was completed on November 30, 2018 resulting in a reorganization of Cresco Labs and Randsburg and pursuant to which Randsburg became the indirect parent and sole voting unitholder of Cresco. The transaction constituted a reverse takeover of Randsburg by Cresco Labs under applicable securities laws. Cresco Labs was formed as a limited liability company under the laws of the state of Illinois on October 8, 2013 and is governed by the Pre-Combination LLC Agreement. The Pre-Combination LLC Agreement was further amended and restated in connection with the completion of the Transaction.

On December 3, 2018, the Company began trading on the Canadian Securities Exchange (“CSE”) under the ticker symbol “CL.” On March 6, 2019, Cresco shares were approved to be quoted on the Over-the-Counter Market (“OTC”) and is traded under the ticker symbol “CRLBF.” On August 13, 2019, the Company began trading its Euro-dominated shares on the Frankfurt Stock Exchange (“FSE”) and are trading under the symbol “6CQ.”

The Company is licensed to cultivate, manufacture and sell retail and medical cannabis and retail and medical cannabis products and operates a retail, wholesale and online nicotine vape business. The Company operates in and/or has ownership interests in Illinois, Pennsylvania, Ohio, California, Maryland, Nevada, Arizona, New York, Massachusetts, and Canada, pursuant to the Illinois Compassionate Use of Medical Cannabis Pilot Program Act, the Pennsylvania Compassionate Use of Medical Cannabis Act, the Ohio Medical Marijuana Control Program, the California Medicinal and Adult-Use Cannabis Regulation and Safety Act, the Maryland Medical Marijuana Act, the Nevada Revised Statutes section 453A, the Arizona Medical Marijuana Act, the New York Compassionate Care Act, the Massachusetts Cannabis Control Commission and the Canada Tobacco and Vaping Products Act, respectively.

The Company’s head office is located at Suite 110, 400 W Erie St, Chicago, IL 60654 and the registered office is located at Suite 2200, 1055 West Hastings Street, Vancouver, BC V6E 2E9.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of Preparation

The unaudited condensed interim consolidated financial statements of the Company have been prepared under International Financial Reporting Standards (“IFRS”) in accordance with International Accounting Standards (“IAS”) 34 Interim Financial Reporting, which was adopted by the International Accounting Standards Board (“IASB”).

Cresco Labs Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2020 and 2019

(Unaudited)

The unaudited condensed interim consolidated financial statements are presented in United States dollars and are prepared in accordance with accounting policies, consistently applied, critical estimates, and methods described in the Company’s annual consolidated financial statements. The unaudited condensed interim consolidated financial statements do not include all information and disclosures required in the Company’s annual consolidated financial statements and should be read in conjunction with the Company’s annual consolidated financial statements for the years ended December 31, 2019 and 2018.

These unaudited condensed interim consolidated financial statements were approved and authorized for issue by the Board of Directors of the Company on May 28, 2020.

(b)	Basis of Measurement

The accompanying unaudited condensed interim consolidated financial statements have been prepared on a going concern basis, under the historical cost convention, except for biological assets which are measured at fair value less cost to sell; certain investments in associates, which are accounted for under the equity method; loans receivable measured at fair value through profit or loss (“FVTPL”); and certain investments, derivative instruments, and contingent consideration, which are recorded at fair value. Historical cost is generally based upon the fair value of the consideration given in exchange for assets and the contractual obligation for liabilities.

Management has applied judgements in concluding that there remain no material uncertainties related to events or conditions that may cast doubt upon the entity’s ability to continue as a going concern, which judgments include effect of subsequent events (see Note 25); and the Company’s ability to realize its assets and settle its obligations in the normal course of operations for at least twelve months from the date of the financial statements.

(c)	Functional and Presentation Currency

The Company’s functional currency and that of the majority of its subsidiaries, as determined by management, is the United States (“U.S.”) dollar. The Company’s presentation currency is the U.S. dollar. As such, the accompanying consolidated financial statements are presented in U.S. dollars. All references to “C$” refer to Canadian dollars. Foreign currency denominated assets and liabilities are re-measured into the functional currency using period-end exchange rates. Gains and losses from foreign currency transactions are included in Other expense (income), net in the unaudited Condensed Interim Consolidated Statements of Operations.

Assets and liabilities of foreign operations having a functional currency other than the U.S. dollar are translated at the rate of exchange prevailing at the reporting date and revenues and expenses at the rate of exchange prevailing at the dates of the transactions during the period. Gains or losses on translation of foreign subsidiaries and net investments in foreign operations are included in other comprehensive income.

(d)	Basis of Consolidation

The unaudited condensed interim consolidated financial statements include the accounts of the Company and its subsidiaries with intercompany balances and transactions eliminated on consolidation. Subsidiaries are those entities over which the Company has the power over the investee, is exposed, or has rights, to variable returns from its involvement with the investee, and has the ability to use its power to affect its returns. The following are Cresco’s wholly owned subsidiaries and entities over which the Company has control as of March 31, 2020:

Cresco Labs Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2020 and 2019

(Unaudited)

			Percentage
Entity	Location	Purpose	Held
Cresco Labs Inc.	British Columbia, Canada	Parent Company
Cresco U.S. Corp.	Illinois	Manager of Cresco Labs, LLC	100%
Cresco Labs, LLC	Illinois	Operating Entity	44.6%
Cresco Labs Notes Issuer, LLC	Illinois	Holding Company	100%
Gloucester Street Capital, LLC	New York	Holding Company	100%
Valley Agriceuticals, LLC	New York	Operating Entity	100%
MedMar Inc.	Illinois	Holding Company	100%
MedMar Lakeview, LLC (d/b/a Sunnyside - Lakeview)	Illinois	Dispensary	87.6%
MedMar Rockford, LLC (d/b/a Sunnyside - Rockford)	Illinois	Dispensary	75%
CannaRoyalty Corp. (d/b/a Origin House)	Ontario, Canada	Holding Company	100%
Cali-AntiFragile Corp.	California	Holding Company	100%
Alta Supply Inc.	California	Distribution	100%
Kaya Management Inc.	California	Production	100%
RPE Inc.	California	Distribution	100%
FloraCal	California	Cultivation	100%
Cub City, LLC	California	Distribution	100%
CRHC Holdings Corp.	Ontario, Canada	Holding Company	100%
2360149 Ontario Inc. (d/b/a 180 Smoke)	Ontario, Canada	Nicotine Vape Company	100%

			Percentage
Entity	Location	Purpose	Held
Cresco Labs Notes Issuer, LLC	Illinois	Holding Company
Cresco Labs Ohio, LLC	Ohio	Cultivation, Production and Dispensary Facility	99%
Cresco Labs SLO, LLC	California	Holding Company	100%
SLO Cultivation Inc.	California	Cultivation and Production Facility	80%
Cresco Labs Joliet, LLC	Illinois	Cultivation and Production Facility	100%
Cresco Labs Kankakee, LLC	Illinois	Cultivation and Production Facility	100%
Cresco Labs Logan, LLC	Illinois	Cultivation and Production Facility	100%
Cresco Labs PA, LLC	Pennsylvania; Registered: Illinois	Holding Company	100%
Cresco Yeltrah, LLC	Pennsylvania	Cultivation, Production and Dispensary Facility	100%
Cresco Labs Arizona, LLC	Arizona	Holding Company	100%
Arizona Facilities Supply, LLC	Arizona/Maryland	Cultivation, Production and Dispensary Facility	100%
Cresco Labs Tinad, LLC	Illinois	Holding Company	100%
PDI Medical III, LLC (d/b/a Sunnyside - Buffalo Grove)	Illinois	Dispensary	98%
Cresco Labs Phoenix Farms, LLC	Illinois	Holding Company	100%
Phoenix Farms of Illinois, LLC (d/b/a
Sunnyside - Champaign)	Illinois	Dispensary	100%
JDC Elmwood, LLC	Illinois	Holding Company	100%
FloraMedex, LLC (d/b/a Sunnyside -
Elmwood Park)	Illinois	Dispensary	100%
Cresco Edibles, LLC	Illinois	Holding Company	100%
TSC Cresco, LLC	Illinois	Licensing	75%
Cresco HHH, LLC	Massachusetts	Cultivation, Production and Dispensary Facility	100%

Cresco U.S. Corp., which is wholly owned by the Company, is the sole manager of Cresco Labs, LLC; Cresco Labs, LLC is the sole owner and manager of Cresco Labs Notes Issuer, LLC. Therefore, the Company controls Cresco Labs Notes Issuer, LLC and has consolidated its results into the unaudited condensed interim consolidated financial statements.

Non-controlling interests (“NCI”) represent ownership interests in consolidated subsidiaries by parties that are not shareholders of the Company. They are shown as a component of total equity in the unaudited condensed interim consolidated statements of financial position, and the share of income (loss) attributable to NCI is shown as a component of net income (loss) in the unaudited Condensed Interim Consolidated Statements of Operations and in the unaudited Condensed Interim Consolidated Statements of Comprehensive Loss. Changes in the parent company’s ownership that do not result in a loss of control are accounted for as equity transactions.

Cresco Labs Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2020 and 2019

(Unaudited)

(e)	Intangible Assets

Intangible assets are recorded at cost, less accumulated amortization and impairment losses, if any. Intangible assets acquired in a business combination are measured at fair value at the acquisition date or date of consolidation/control. Amortization of definite-lived intangible assets is recorded on a straight-line basis over their estimated useful lives, which do not exceed the contractual period, if any, over the following terms:

Market Related Intangibles	12 – 18 months
Customer Relationships	7 – 19 years
Non-Compete Agreements	4 – 5 years
Trade Names	10 years
Permit Application Fees	1 – 2 years

The estimated useful lives and residual values are reviewed at each year end, and any changes in estimates are accounted for prospectively. Intangible assets that have an indefinite useful life are not subject to amortization. The Company’s indefinite-lived intangible assets consist of licenses, which, for valuation purposes, represent the future benefits associated with the Company’s cultivation, processing, and dispensary licenses. Absent such license intangibles, the Company cannot continue as a going concern and as such, there is no foreseeable limit to the period over which these assets are expected to generate future cash inflows to the Company.

(f)	Significant Accounting Judgements, Estimates, and Assumptions

The preparation of the Company’s unaudited condensed interim consolidated financial statements under IFRS requires management to make judgements, estimates, and assumptions about the carrying amounts of certain assets and liabilities. Estimates and related assumptions are based on historical experience and other relevant factors. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis for reasonableness and relevancy. Where revisions are required, they are recognized in the period in which the estimate is revised for the current as well as future periods that are affected.

Significant judgements, estimates, and assumptions within these unaudited condensed interim consolidated financial statements, unless stated herein, are consistently applied to the annual consolidated financial statements for the years ended December 31, 2019 and 2018.

Cresco Labs Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2020 and 2019

(Unaudited)

(g)	Recently Issued Accounting Standards

The Company does not believe any recently issued, but not yet effective IFRS standards that have been issued by the IASB will have a material impact on the Company’s financial statements.

3.	ACCOUNTS RECEIVABLE

As of March 31, 2020 and December 31, 2019, Accounts receivable consisted of the following:

	March 31,	December 31,
($ in thousands)	2020	2019
Accounts receivable, gross	$14,719	$16,726
Allowance for doubtful accounts	(508)	(271)

Total Accounts receivable, net	$14,211	$16,455

See Note 20 for the analysis of accounts receivable aging and disclosure of bad debt expense.

4.	BIOLOGICAL ASSETS

The Company’s biological assets consist of cannabis plants. The changes in the carrying value of biological assets to March 31, 2020 from December 31, 2019, consisted of the following:

($ in thousands)
Biological assets at January 1, 2020	$31,791
Biological Assets Acquired (Note 13)	2,002
Transferred to inventory upon harvest	(32,357)
Changes in fair value of biological assets	38,544

Biological assets at March 31, 2020	$39,980

Biological assets are measured at fair value less costs to sell until harvest. All production costs related to biological assets are expensed as incurred. The fair value measurements for biological assets have been categorized as Level 3 fair values based on the inputs to the valuation technique used. The fair value was determined using an expected

Cresco Labs Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2020 and 2019

(Unaudited)

cash flow model which assumes the biological assets at the balance sheet date will grow to maturity, be harvested and converted into finished goods inventory and sold in the retail and medical cannabis market.

This model utilizes the following significant assumptions:

Inputs and assumptions	Calculation method	Effect changes of unobservable inputs has on fair value
Selling price per gram, less cost to sell	Based on observable market data or calculated wholesale prices with reasonable margins.	An increase in selling price per gram would increase the fair value of biological assets.

Attrition rate	Based on weighted average number of plants lost during each stage of production.	An increase in attrition rate would result in a decrease to the fair value of biological assets.

Average yield per plant	Based on the average number of grams of dried cannabis inventory expected to be harvested from each cannabis plant.	An increase to the average yield per plant would result in an increase to the fair value of biological assets.

Cumulative stage of completion in the production process	Based on an average number of days in production over a total average grow cycle of between 14 and 18 weeks.	An increase to the average stage of completion of the plants would result in an increase to the fair value of biological assets.

The Company’s estimates are, by their nature, subject to change and differences from the above assumptions will be reflected in the unrealized gain or loss on changes in fair value of biological assets in future periods.

The Company estimates the harvest yields for cannabis at various stages of growth. As of March 31, 2020 and December 31, 2019, it was expected that the Company’s biological assets would yield approximately 18,080 thousand and 13,142 thousand grams, respectively.

The Company has quantified the sensitivity of the inputs in relation to biological assets as of March 31, 2020 and 2019 and expects the following effect on fair value as shown in the table below:

			Effect on fair value
($ in thousands)			March 31,
Significant inputs & assumptions	Range of inputs	Sensitivity	2020	2019
Selling price per gram, less cost to sell	$1.43 to $6.83	Increase 5%	$3,517	$1,894
		Decrease 5%	(3,517)	(1,894)
Attrition rate	5% to 26%	Increase 5%	1,882	849
		Decrease 5%	(1,951)	(849)
Average yield per plant	21 grams to 197 grams	Increase 5%	1,999	761
		Decrease 5%	(1,999)	(761)
Cumulative stage of completion	18% to 58% complete	Increase 5%	4,532	1,761
		Decrease 5%	(4,552)	(1,761)

5.	INVENTORY

As of March 31, 2020 and December 31, 2019, inventory was comprised primarily of cannabis and cannabis-related products. The Company wrote off $1,674 thousand and $2,263 thousand of inventory during the three months ended March 31, 2020 and 2019, respectively, primarily related to the damaged work-in-process inventory in its

Cresco Labs Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2020 and 2019

(Unaudited)

Ohio operation. This write-off is included in the fair value of inventory sold presented on the unaudited Condensed Interim Consolidated Statements of Operations. As of March 31, 2020 and December 31, 2019, the Company had inventory reserves of $2,590 thousand and $173 thousand, respectively. During the three months ended March 31, 2020, the Company recorded $2,416 thousand of provisions for inventory reserves in Cost of sales – production costs.

Inventory as of March 31, 2020 and December 31, 2019, consisted of the following:

($ in thousands)	March 31, 2020	December 31, 2019
Raw materials	$19,716	$16,521
Raw materials - non-cannabis	15,671	5,820
Work-in-process	22,237	14,100
Finished goods	23,547	13,114

Total Inventory	$81,171	$49,555

During the three months ended March 31, 2020 and 2019, the Company recognized $70,784 thousand and $30,609 thousand, respectively, of inventory expensed in the unaudited Condensed Interim Consolidated Statements of Operations, which includes $46,200 thousand and $14,714 thousand, respectively, of Cost of sales – production costs and $24,584 thousand and $15,895 thousand, respectively, of non-cash expense relating to the changes in fair value of inventory sold.

6.	PROPERTY AND EQUIPMENT

As of March 31, 2020 and December 31, 2019, property and equipment consisted of the following:

		Machinery	Furniture		Computer			Construction
	Land and	and	and	Leasehold	Equipment and	Website and		In
($in thousands)	Buildings	Equipment	Fixtures	Improvements	Software	Software	Vehicles	Progress	Total
Cost
As of January 1, 2020	$28,007	$15,650	$10,458	$62,965	$2,315	$400	$715	$42,048	$162,558

Additions	403	3,486	2,785	11,624	1,363	105	296	9,637	29,699
Transfers	1,519	31	—	31,786	—	—	—	(33,336)	—
Disposals	—	(137)	—	—	—	—	—	—	(137)
Sale related to sale-leaseback transactions	(11,947)	—	—	—	—	—	—	—	(11,947)
Additions from acquisition	—	455	473	11,615	493	92	331	5,166	18,625
Effect of foreign exchange and other adjustments	—	(170)	(496)	(65)	(367)	—	—	—	(1,098)

As of March 31, 2020	$17,982	$19,315	$13,220	$117,925	$3,804	$597	$1,342	$23,515	$197,700

Accumulated depreciation
As of January 1, 2020	$(432)	$(1,248)	$(994)	$(3,142)	$(586)	$(157)	$(160)	$—	$(6,719)

Depreciation	(118)	(385)	(448)	(1,838)	(212)	(44)	(64)	—	(3,109)

As of March 31, 2020	$(550)	$(1,633)	$(1,442)	$(4,980)	$(798)	$(201)	$(224)	$—	$(9,828)

Net book value
As of March 31, 2020	$17,432	$17,682	$11,778	$112,945	$3,006	$396	$1,118	$23,515	$187,872

As of December 31, 2019	$27,575	$14,402	$9,464	$59,823	$1,729	$243	$555	$42,048	$155,839

As of March 31, 2020 and December 31, 2019, costs related to construction at the Company’s facilities were capitalized in construction in progress and not depreciated. Depreciation will commence when construction is completed and the facility is available for its intended use.

Cresco Labs Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2020 and 2019

(Unaudited)

Depreciation of $3,109 thousand and $857 thousand was incurred during the three months ended March 31, 2020 and 2019, respectively, of which $859 thousand and $264 thousand, respectively, is included in Selling, general and administrative expenses, with the remainder in Cost of sales – production costs and ending inventory.

As of March 31, 2020, ending inventory includes $527 thousand of capitalized depreciation. For the three months ended March 31, 2020 and 2019, $2,249 thousand and $528 thousand, respectively, of depreciation was recorded to Cost of sales – production costs, which includes $300 thousand and $126 thousand, respectively, related to depreciation capitalized to inventory in prior quarters.

7.	LEASES

Effective January 1, 2019, the Company adopted IFRS 16 Leases. The Company is the lessee in the majority of its leasing arrangements and has entered into leases primarily for its corporate office, cultivation and processing facilities, and dispensaries. Depending upon the type of lease, the original lease terms generally range from less than 12 months to 15 years. Certain leases permit renewal options, including multiple successive renewal options ranging from 0.5 to 35 years.

ROU Assets - As of March 31, 2020, the Company’s leases consisted of the following:

($ in thousands)	As of March 31, 2020
Real estate	$75,127
Vehicles	84

Total Right-of-use assets	$75,211

Included in the ROU asset balance are $17,984 thousand of additions resulting from the acquisition of CannaRoyalty Corp. (“Origin House”) and $11,386 thousand of additions related to new leases, partially offset by $11 thousand of terminations for the three months ended March 31, 2020.

Total interest expense of $4,218 thousand and $855 thousand was recorded for the three months ended March 31, 2020 and 2019, respectively.

Total leasing depreciation of $1,843 thousand and $1,449 thousand was recorded for the three months ended March 31, 2020 and 2019, respectively. For the three months ended March 31, 2020 and 2019, $899 thousand and $404 thousand, respectively, of leasing depreciation is included in Selling, general and administrative expense with the remainder in Cost of sales – production costs and ending inventory.

As of March 31, 2020, ending inventory includes $118 thousand of capitalized depreciation. For the three months ended March 31, 2020 and 2019, $879 thousand and $914 thousand, respectively, of depreciation was recorded to Cost of sales – production costs, which includes $88 thousand and $205 thousand, respectively, related to depreciation capitalized to inventory in prior quarters.

For short-term leases with durations of twelve months or less, the Company recorded $256 thousand and $139 thousand for the three months ended March 31, 2020 and 2019, respectively, in rent expense within Selling, general and administrative expenses. The Company recognizes this expense on a straight-line basis over the lease term.

The Company is the lessor in three real estate operating leasing arrangements and one equipment finance leasing arrangement. For the three months ended March 31, 2020, the Company recorded rental income of $173 thousand in relation to the operating leases. At March 31, 2020, the deferred rent receivable for operating leases was $21 thousand and the investment in leased asset for the finance lease was $97 thousand. The Company also recorded a sublease receivable of $65 thousand for the three months ended March 31, 2020.

Cresco Labs Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2020 and 2019

(Unaudited)

During the three months ended March 31, 2020, the Company entered into certain sale and leaseback agreements whereby the Company sold properties related to its cultivation and dispensary operations with a total net book value of $11,629 thousand and recorded a $22 thousand loss on asset sale recorded in Selling, general, and administrative expense in the unaudited Condensed Interim Consolidated Statements of Operations. The sales and leaseback transactions resulted in net funding of $11,754 thousand, a net increase to ROU assets of $11,004 thousand, a net increase to lease liability of $11,447 thousand, and expected additional tenant improvement allowances of $1,926 thousand, with the remaining impact related to settlement of security deposits and prepaid expenses.

As of March 31, 2020, the Company has received tenant improvement allowances of $9,522 thousand for all leasing arrangements, and expects to receive an additional $13,758 thousand for a total of $23,280 thousand.

As of March 31, 2020, maturities of lease liabilities were as follows:

($ in thousands)
2020	$16,143
2021	21,238
2022	21,542
2023	22,404
2024	22,917
Thereafter	271,816

Total lease payments	$376,060

Less: interest	(227,491)
Less: tenant improvement allowance	(13,758)

Present value of lease liabilities	134,811

Less: short-term lease liabilities	(18,030)

Present value of long-term lease liabilities	$116,781

8.	INVESTMENTS

The following is a detailed discussion of the Company’s types of investments held:

(a)	Investments at Fair Value

The Company has investments in three entities: 420 Capital Management, LLC (“420 Capital”), a cannabis investment company; Lighthouse Strategies, LLC (“Lighthouse”), a diversified cannabis investment company; and Fleurish Cannabis, Inc. (“Fleurish”), an entity that focuses on cannabis production licenses. The 420 Capital, Lighthouse and Fleurish investments are accounted for at fair value. On August 12, 2019, the Company settled its outstanding loan receivable with Lighthouse of $3,264 thousand through receipt of Lighthouse membership units approximating 1.2% ownership of the parent company, with a fair value of $761 thousand as of March 31, 2020. See Note 20 for additional details. Upon the acquisition of Origin House on January 8, 2020, the Company obtained a 1.3% ownership stake in Fleurish with a fair value of $139 thousand as of the acquisition date. See Note 13 for additional details.

The Company previously had an investment in MassRoots, Inc. (“MassRoots”), a publicly traded cannabis company, with an ownership stake of less than 1%. However, the Company elected to write off the investment as of March 31, 2020 as the investment was determined to not have any value.

Cresco Labs Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2020 and 2019

(Unaudited)

The following is a summary of the investments held as of March 31, 2020 and December 31, 2019:

	March 31,	December 31,
($ in thousands)	2020	2019
420 Capital	$68	$68
Lighthouse	761	1,209
Fleurish	45	—
MassRoots	—	1

Total Investments	$874	$1,278

The Company recorded a mark-to-market loss of $534 thousand and a gain of $3 thousand for the three months ended March 31, 2020 and 2019, respectively.

(b)	Investment in Associates

As part of the Origin House acquisition, the Company obtained an investment in Trichome Financial Corp. (“Trichome”), a lending entity that focuses its investments on cannabis and cannabis-related companies. At the acquisition date, the Trichrome investment was valued at $4,302 thousand. The Company’s ownership stake in Trichome is approximately 23% as of March 31, 2020.

The following is a summary of the investments held as of March 31, 2020 and December 31, 2019:

	March 31,	December 31,
($ in thousands)	2020	2019
Trichome	$3,808	$—

Total Investment	$3,808	$—

The Company recorded an investment loss of $144 thousand and investment income of $36 thousand for the three months ended March 31, 2020 and 2019, respectively, partially offset by distributions of $nil and $32 thousand for the three months ended March 31, 2020 and 2019, respectively. Prior period investment income and distributions relate to a previously held equity method investment which was dissolved in the fourth quarter of 2019.

Cresco Labs Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2020 and 2019

(Unaudited)

9.	INTANGIBLE ASSETS AND GOODWILL

The following is a reconciliation of the balances of intangible assets and goodwill from the beginning balances at December 31, 2019 to the ending balances on March 31, 2020:

			Permit
	Customer	Trade	Application		Other
($ in thousands)	Relationships	Names	Costs	Licenses	Intangibles (a)	Goodwill	Total
Cost
Balance at January 1, 2020	$6,929	$—	$6,842	$83,447	$2,133	$137,719	$237,070

Additions	—	—	451	—	145	—	596
Additions from acquisitions	52,200	41,800	—	5,900	2,865	320,322	423,087
Impairment	—	—	—	—	(1,194)	—	(1,194)

Balance at March 31, 2020	$59,129	$41,800	$7,293	$89,347	$3,949	$458,041	$659,559

Accumulated amortization
Balance at January 1, 2020	$(858)	$—	$(3,265)	$—	$(1,022)	$—	$(5,145)

Amortization	(907)	(1,045)	(710)	—	(956)	—	(3,618)

Balance at March 31, 2020	$(1,765)	$(1,045)	$(3,975)	$—	$(1,978)	$—	$(8,763)

Net book value
March 31, 2020	$57,364	$40,755	$3,318	$89,347	$1,971	$458,041	$650,796

December 31, 2019	$6,071	$—	$3,577	$83,447	$1,111	$137,719	$231,925

(a)	Other Intangibles includes market-related, non-compete agreements and internally developed software

During the three months ended March 31, 2020, the Company recorded an impairment charge of $1,194 on a market-related intangible due to changing market conditions.

Amortization of $3,618 thousand and $613 thousand was recorded for the three months ended March 31, 2020 and 2019, respectively, of which $2,997 thousand and $305 thousand, respectively, is included in Selling, general and administrative expenses, with the remainder in Cost of sales – production costs and ending inventory.

As of March 31, 2020, ending inventory includes $233 thousand of capitalized amortization. For the three months ended March 31, 2020 and 2019, $621 thousand and $209 thousand, respectively, of amortization expense was recorded to Cost of sales – production costs, which includes $186 thousand and $85 thousand, respectively, related to amortization capitalized to inventory in prior quarters.

Cresco Labs Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2020 and 2019

(Unaudited)

10.	ACCOUNTS PAYABLE AND OTHER ACCRUED EXPENSES

As of March 31, 2020 and December 31, 2019, Accounts payable and other accrued expenses were comprised of the following:

	March 31,	December 31,
($ in thousands)	2020	2019
Accounts payable	$35,251	$32,463
Accrued expenses	13,758	24,133
Payroll liabilities	6,088	5,195
Excise taxes payable	1,833	540
Contract liability - loyalty programs	198	—
Tax penalty	477	455
Property taxes payable	20	48

Total Accounts payable and other accrued expenses	$57,625	$62,834

11.	SHARE CAPITAL

(a)	Authorized

The authorized share capital of the Company is comprised of the following:

i.	Unlimited Number of Subordinate Voting Shares

Holders of SVS will be entitled to notice of and to attend at any meeting of the shareholders of the Company, except a meeting of which only holders of another particular class or series of shares of the Company will have the right to vote. At each such meeting, holders of SVS will be entitled to one vote in respect of each SVS held. As long as any SVS remain outstanding, the Company will not, without the consent of the holders of the SVS by separate special resolution, prejudice or interfere with any right attached to the SVS. Holders of SVS will be entitled to receive as and when declared by the directors of the Company, dividends in cash or property of the Company.

ii.	Unlimited Number of Proportionate Voting Shares

Holders of PVS will be entitled to notice of and to attend at any meeting of the shareholders of the Company, except a meeting of which only holders of another particular class or series of shares of the Company will have the right to vote. At each such meeting, holders of PVS will be entitled to one vote in respect of each SVS into which such PVS could ultimately be converted to 200 votes per PVS. As long as any PVS remain outstanding, the Company will not, without the consent of the holders of the PVS and MVS by separate special resolution, prejudice or interfere with any right or special right attached to the PVS. The holder of PVS have the right to receive dividends, out of any cash or other assets legally available therefore, pari passu as to dividends and any declaration or payment of any dividend on the SVS.

During the three months ended March 31, 2020 and 2019, 45 thousand and 34 thousand PVS, respectively, were exchanged for 8,909 thousand and 6,720 thousand SVS, respectively, at a rate of 1 PVS for 200 SVS.

Cresco Labs Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2020 and 2019

(Unaudited)

iii.	500,000 Super Voting Shares

Holders of MVS shall be entitled to notice of and to attend at any meeting of the shareholders of the Company, except a meeting of which only holders of another particular class or series of shares of the Company shall have the right to vote. At each such meeting, holders of MVS shall be entitled to 2,000 votes in respect of each MVS held.

(b)	Issued and Outstanding

A reconciliation of the beginning and ending balances of the issued and outstanding shares and units for the three months ended March 31, 2020 is as follows:

(in thousands)		Redeemable Units	Subordinate Voting Shares (SVS)	Super Voting Shares (MVS)	Proportionate Voting Shares (PVS)*
Beginning balance, January 1, 2020		142,172	73,600	500	57,937

Stock options exercised	Note 12	—	314	—	—
Warrants exercised	Note 11(c)	—	—	—	12
RSUs vested	Note 12	—	567	—	—
Issuance of Origin House shares	Note 11(b)(i)	—	66,482	—	—
Issuance of Valley Ag shares	Note 11(b)(ii)	—	—	—	239
Cresco LLC redemption	Note 11(d)	(1,980)	1,980	—	—
PVS converted to SVS	Note 11(a)	—	8,909	—	(8,909)

Ending balance, March 31, 2020		140,192	151,852	500	49,279

*	PVS presented on an “as-converted” basis to SVS (1-to-200)

A reconciliation of the beginning and ending balances of the issued and outstanding shares and units for the three months ended March 31, 2019 is as follows:

(in thousands)		Redeemable Units	Subordinate Voting Shares (SVS)	Super Voting Shares (MVS)	Proportionate Voting Shares (PVS)*	Shares to be issued
Beginning balance, January 1, 2019		143,844	26,711	500	82,803	3,020

Stock options exercised		—	—	—	343	—
PVS converted to SVS	Note 11(a)	—	6,720	—	(6,720)	—

Ending balance, March 31, 2019		143,844	33,431	500	76,426	3,020

*	PVS presented on an “as-converted” basis to SVS (1-to-200)

Cresco Labs Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2020 and 2019

(Unaudited)

(i)	Issuance of Shares - Origin House

In January 2020, in conjunction with the acquisition of Origin House, the Company issued 66,482 thousand SVS, valued at $396,575 thousand.

(ii)	Issuance of Shares - Valley Agriceuticals, LLC (“Valley Ag”)

In February 2020, the Company issued 239 thousand PVS (as converted), valued at $1,305 thousand to satisfy certain obligations related to interest on deferred consideration.

(c)	Stock Purchase Warrants

Each whole warrant entitles the holder to purchase one PVS of the Company. A summary of the status of the warrants outstanding is as follows:

	Number of warrants	Weighted- average exercise price
Balance as of January 1, 2020	6,453,784	$7.73
Exercised	(12,000)	4.24

Balance as of March 31, 2020	6,441,784	$7.73

During the three months ended March 31, 2020, the Company recorded $91 thousand of warrant exercises into share capital. Of the 6,441,784 warrants outstanding, 6,232,503 warrants issued to underwriters associated with the September 2019 financing, sellers from the Valley Ag acquisition and previous holders of Randsburg warrants, and were classified as long-term derivative liabilities. See Note 20 for information about valuation of liability-classified warrants.

No equity-classified warrants were issued during the three months ended March 31, 2020 and 2019.

(d)	Changes in Ownership and Non-controlling Interests

In the three months ended March 31, 2020, redemptions of 1,980 thousand redeemable units occurred which were converted into an equivalent number of SVS. This redemption resulted in a decrease of 0.8% in non-controlling interest in Cresco Labs, LLC, an increase to accumulated deficit of $6,344 thousand, and a decrease of $1,788 thousand in non-controlling interest.

Cresco Labs Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2020 and 2019

(Unaudited)

As of and for the three months ended March 31, 2020, non-controlling interest included the following amounts after intercompany eliminations:

($ in thousands) January 1, 2020	TSC Cresco, LLC	MedMar Inc. (Lakeview)	MedMar Inc. (Rockford)	Cresco Labs Ohio, LLC	SLO Cultivation Inc.	Other entities including Cresco Labs, LLC[1]	Total
Non-current assets	3,447	26,644	20,290	12,414	24,111	853,873	940,779
Current assets	13,016	1,150	1,284	32,462	41,614	126,723	216,249
Non-current liabilities	—	(1,108)	(1,310)	—	—	(273,712)	(276,130)
Current liabilities	(652)	(3,649)	(3,011)	(11,473)	(18,116)	(104,289)	(141,190)

Net assets	15,811	23,037	17,253	33,403	47,609	602,595	739,708

Net assets attributable to NCI	119	2,995	2,330	119	(3,812)	127,834 [3]	129,585

Revenue	2,733	3,720	4,380	704	2	54,841	66,380
Gross profit	1,832	2,271	2,660	(1,358)	(2,579)	31,314	34,140

Total comprehensive income (loss)	1,508	715	998	(3,121)	(4,358)	(9,173)	(13,431)

Comprehensive income (loss) allocated to NCI	377	89	250	(31)	(872)	(5,855)	(6,042)

NCI percentage at March 31, 2020	25%[1]	12.4%[2]	25%[2]	1.0%[1]	20.0%[1]	55.4%

[1]	The NCI percentage reflects the NCI that exists at Cresco Labs, LLC. There is a further 55.4% NCI related to NCI for Cresco Labs Inc.
[2]	The NCI percentage reflects the NCI that exists at Cresco Labs, Inc.
[3]	Includes the effect of LLC unit redemptions and other adjustments

As of and for the twelve months ended December 31, 2019, non-controlling interest included the following amounts after intercompany eliminations:

($ in thousands) January 1, 2019	TSC Cresco, LLC	MedMar Inc. (Lakeview)	MedMar Inc. (Rockford)	Cresco Labs Ohio, LLC	SLO Cultivation Inc.	Other Entities including Cresco Labs, LLC[1]	Total
Non-current assets	3,185	20,231	17,855	12,575	23,317	380,053	457,216
Current assets	3,075	1,037	1,356	5,186	15,579	133,105	159,338
Non-current liabilities	—	(1,803)	(1,824)	(95)	(13,940)	(126,100)	(143,762)
Current liabilities	(907)	(718)	(955)	(1,061)	(4,669)	(141,859)	(150,169)

Net assets	5,353	18,747	16,432	16,605	20,287	245,199	322,623

Net assets attributable to NCI	1,567	2,658	2,330	150	(2,940)	131,776	135,541

Revenue	5,593	4,088	5,310	2,212	12,042	99,289	128,534
Gross profit	6,303	1,999	2,564	(1,972)	(6,749)	61,936	64,081

Total comprehensive income (loss)	5,747	(981)	(556)	(6,278)	(15,308)	(47,926)	(65,302)

Comprehensive income (loss) allocated to NCI	1,437	(122)	(139)	(63)	(3,062)	(20,152)	(22,101)

NCI percentage at December 31, 2019	25.0%[1]	12.4%[2]	25.0%[2]	1.0%[1]	20.0%[1]	56.2%

[1]	The NCI percentage reflects the NCI that exists at Cresco Labs, LLC. There is a further 56.2% NCI related to NCI for Cresco Labs Inc.
[2]	The NCI percentage reflects the NCI that exists at Cresco Labs, Inc.

12.	SHARE-BASED COMPENSATION

The Company has a share-based compensation plan (the “Plan”) for key employees and service providers. Under the Plan, shares issued have no voting rights and vest proportionately over periods ranging from six months to four years from the issuance date. Stock options exercised are converted to SVS.

Cresco Labs Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2020 and 2019

(Unaudited)

A summary of the status of the options outstanding consisted of the following:

	Number of stock options outstanding	Weighted- average exercise price
Outstanding - January 1, 2020	22,370,168	$3.19
Granted	602,000	2.99
Exercised	(313,750)	1.37
Origin House replacement awards	629,275	4.24
Forfeited	(2,491,667)	2.45

Outstanding - March 31, 2020	20,796,026	$3.33

Exercisable - March 31, 2020	7,506,467	$2.13

The following table summarizes the stock options outstanding as of March 31, 2020:

Expiration date	Stock options outstanding	Exercise price	Stock options exercisable
February 2023	5,273	$5.20	2,636
April 2025	17,578	2.81	17,577
May 2025	21,093	4.03 - 5.79	8,787
June 2025	200,000	0.50	200,000
July 2025	22,851	4.29 - 4.97	18,455
September 2025	10,000	1.00	10,000
January - March 2026	215,000	1.00	215,000
May - June 2026	700,000	1.00	575,000
November - December 2026	32,500	1.00	18,750
January - March 2027	30,000	1.00	28,750
September 2027	40,000	1.00	33,936
October - November 2027	425,000	1.00	207,600
November - December 2027	237,731	1.14	87,731
December 2027	562,480	3.74	562,480
January - March 2028	9,755,833	1.14	4,379,081
May - June 2028	850,000	2.25	287,500
July 2028	200,000	2.25	50,000
July - September 2028	767,187	3.75	186,434
October - November 2028	2,082,500	3.75	458,750
December 2028	220,000	6.50	55,000
February 2029	90,000	6.50	22,500
March 2029	322,000	11.25	80,500
June 2029	1,270,000	10.28	—
September 2029	1,300,000	5.90	—
December 2029	822,000	6.86	—
March 2030	597,000	2.99	—

	20,796,026		7,506,467

Weighted average stock price of options on the dates on which options were exercised during the three months ended March 31, 2020 and 2019 was $5.58 and $7.31, respectively.

Cresco Labs Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2020 and 2019

(Unaudited)

The fair value of stock options granted under the Plan during the three months ended March 31, 2020 was determined using the Black-Scholes option-pricing model with the following range of assumptions at the time of the grant:

March 31, 2020
Risk-free annual interest rate	1.18% to 1.28%
Expected annual dividend yield	0%
Expected stock price volatility	67% to 68%
Expected life of stock options	5.5 to 7 years
Forfeiture rate	5%
Fair value at grant date	$1.84
Stock price at grant date	$2.99
Exercise price	$2.99

Volatility was estimated by using the average historical volatility of comparable companies from a representative peer group of publicly traded companies. An increase in volatility would result in an increase in fair value at grant date. The expected life in years represents the period of time that options issued are expected to be outstanding. The risk-free rate is based on U.S. treasury bills with a remaining term equal to the expected life of the options.

During the three months ended March 31, 2020, and 2019 the weighted-average fair value of stock options granted was $1.84 and $4.86 per option, respectively. As of March 31, 2020, stock options outstanding have a weighted-average remaining contractual life of 8.5 years.

In the three months ended March 31, 2020, the Company issued 629,275 replacement options with a weighted average exercise price of $4.24 in connection with the Origin House acquisition. The replacement options have expiration dates ranging between February 2023 and December 2027, though expiration will accelerate upon termination of employment. As of March 31, 2020, 609,935 options with a weighted average exercise price of $4.21 are deemed to be exercisable.

Cresco Labs Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2020 and 2019

(Unaudited)

Restricted stock units (“RSUs”)

During 2019, the Company established an RSU program to provide employees an additional avenue to participate in the successes of the Company. The fair value of RSUs granted was determined by the fair value of the Company’s share price on the date of grant. A number of RSUs granted have the ability to settle in cash. These awards have been determined to be liability-classified awards and are required to be marked-to-market as of the end of each reporting period. As of March 31, 2020 and December 31, 2019, the Company recorded $178 thousand and $339 thousand, respectively, in Deferred consideration, contingent consideration and other payables on the unaudited Condensed Interim Consolidated Statements of Financial Position related to these awards.

A summary of outstanding RSUs is provided below:

	Number of	Weighted
	RSUs	average
	outstanding	fair value
Outstanding - January 1, 2020	404,215	$8.58
Vested	(877,961)	6.04
Origin House replacement awards	3,430,476	5.96
Forfeited	(10,530)	9.33

Outstanding - March 31, 2020	2,946,200	$6.29

Liability classified as of March 31, 2020	42,982	$5.19

Of the liability classified awards above, 24,428 awards were vested as of January 2020 pending issuance into shares.

In the three months ended March 31, 2020, the Company issued 3,430 thousand replacement RSUs with a weighted average fair value of $5.96 in connection with the Origin House acquisition. As a result of the acquisition, the vesting of the replacement RSUs was accelerated. As such, there is no post-acquisition compensation expense required for these awards.

Deferred share awards

In the three months ended March 31, 2020, the Company issued 1,632 thousand replacement deferred share awards in connection with the Origin House acquisition. The awards have a fair value of $5.96, which is based on the Company’s share price as of the acquisition date. The awards’ issuance were deferred through September 2020 as part of Origin House’s acquisition of RVR Distribution in 2018. Awards are considered to be fully vested as of the acquisition date and therefore require no post-acquisition compensation expense.

Expense Attribution

The Company recorded compensation expense for option awards in the amount of $1,435 thousand and $3,131 thousand for the three months ended March 31, 2020 and 2019, respectively. For the three months ended March 31, 2020 and 2019, the Company expensed $1,253 thousand and $2,877 thousand, respectively, to Selling, general and administrative expenses, with the remainder in Cost of sales – production costs and ending inventory. Unrecognized compensation expense as of March 31, 2020 for option awards is $18,852 thousand and will be recorded over the course of the next four years.

Cresco Labs Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2020 and 2019

(Unaudited)

The Company recorded compensation expense for RSU awards in the amount of $226 thousand and nil for the three months ended March 31, 2020 and 2019, respectively, of which $50 thousand and $nil, respectively, is included in Selling, general and administrative expenses, with the remainder in Cost of sales – production costs and ending inventory. Unrecognized compensation expense as of March 31, 2020 is $1,487 thousand and will be recognized over the course of the next four years.

The Company recorded post-acquisition compensation expense for replacement option in the amount of $83 thousand for the three months ended March 31, 2020 in Selling, general and administrative expenses. Unrecognized compensation for replacement options was $24 thousand as of March 31, 2020 and will be recognized through the third quarter of 2021.

As of March 31, 2020, ending inventory includes $424 thousand of capitalized compensation expense related to both options and RSUs. For the three months ended March 31, 2020 and 2019, $847 thousand and $171 thousand, respectively, of compensation expense was recorded to Cost of sales – production costs, which includes $640 thousand and $36 thousand, respectively, related to compensation expense capitalized to inventory in prior quarters.

Cresco Labs Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2020 and 2019

(Unaudited)

13.	ACQUISITIONS AND MERGERS

(a)	Business Combinations

The table below summarizes business combinations completed during the three months ended March 31, 2020:

Completed during the three months ended March 31, 2020	Origin House
($ in thousands)
Total consideration
Common shares issued	$396,575
Replacement awards	31,671

$428,246

Net identifiable assets (liabilities) acquired
Cash	$32,984
Accounts receivable	7,565
Inventory	14,658
Biological assets	2,002
Other current assets	2,197
Property & equipment	18,625
Right-of-use asset	17,984
Loans receivable, long-term	331
Investment in associate	4,302
Investments	139
Customer relationships	52,200
Trade names	41,800
Licenses	5,900
Market related intangible	2,374
Internally developed software	491

Total identifiable assets acquired	$203,552

Short-term liabilities	$(24,349)
Lease liability	(18,002)
Deferred and contingent consideration	(3,807)
Notes payable	(22,045)
Deferred tax liability	(27,425)

Net identifiable assets acquired	$107,924

Purchase price allocation
Net identifiable assets acquired	$107,924
Goodwill	320,322

Total consideration	$428,246

Net cash acquired
Cash consideration paid	$—
Cash acquired	32,984

Total	$32,984

The Company is currently determining whether any goodwill related to this acquisition is expected to be deductible for tax purposes. Additionally, per IFRS 3, the Company will retrospectively adjust the provisional amounts recognized at the acquisition date to reflect new information obtained about facts and circumstances that existed as of the acquisition date and, if known, would have affected the measurement of the amounts recognized as of the acquisition date. During the measurement period, the Company will also recognize additional assets or liabilities if new information is obtained about facts and circumstances that existed as of the acquisition date and, if known, would have resulted in the recognition of those assets and liabilities as of the acquisition date. The measurement period ends as soon as the Company receives the

Cresco Labs Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2020 and 2019

(Unaudited)

information it was seeking about facts and circumstances that existed as of the acquisition date or learns that more information is not obtainable. However, the measurement period shall not exceed one year from the acquisition date. The purchase price allocation for this transaction is substantially complete, with the exception of certain amounts related to intangible assets and income taxes. Purchase accounting is expected to be completed within twelve months from the acquisition date.

(i)	Origin House

On January 8, 2020, the Company announced that it had closed its acquisition of 100% of the membership interests of Origin House. As a result of this acquisition, the Company now holds additional licenses to cultivate and process medical and adult-use marijuana and new licenses to distribute medical and adult-use cannabis in the State of California. Additionally, the Company now holds licenses to operate a nicotine vape business with retail, online and wholesale revenues, as well as franchise locations.

Total consideration for the acquisition was $428,246 thousand and consisted of 66,482 thousand SVS issued as of the acquisition date, valued at $396,575 thousand, and 5,961 thousand replacement awards, valued at $31,671 thousand, which is comprised of 3,430 thousand replacement RSUs, 1,632 thousand deferred share awards and 629 thousand replacement options. The Company recorded $83 thousand of post-acquisition share-based compensation expense related to the replacement options. See Note 12 for additional detail.

As part of the acquisition, the Company recorded reserves of $107 thousand for potential payments contingent on future events that were probable to be paid and estimable as of the acquisition date.

The Company calculated, on a pro forma basis, the combined results of the acquired entity as if the Origin House acquisition had occurred as of January 1, 2020. These pro forma results are not necessarily indicative of either the actual consolidated results had the acquisition occurred as of January 1, 2020 or of the future consolidated operating results.

Total pro forma Revenue and Net loss for the combined company for the three months ended March 31, 2020 was $67,009 thousand and $13,882 thousand, respectively.

Contributed Revenue and Net loss from the Origin House acquisition was $13,955 thousand and $12,960 thousand, respectively, for the three months ended March 31, 2020.

Since the first quarter of 2019, the Company recorded transaction costs of $5,435 thousand in connection with the Origin House acquisition as Selling, general and administrative expenses in the unaudited Condensed Interim Consolidated Statements of Operations.

Cresco Labs Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2020 and 2019

(Unaudited)

(b)	Deferred Consideration, Contingent Consideration and Other Payables

The following is a summary of deferred consideration and other payables balances as of March 31, 2020 and December 31, 2019:

($ in thousands)	IFRS 9 classification	March 31, 2020	December 31, 2019
MedMar contingent consideration liability for tax payments -current	FVTPL	$2,000	$2,000
MedMar contingent consideration liability - current	FVTPL	1,958	1,927
Interest payable - short term	Amortized Cost	—	1,464
Valley Ag deferred consideration	Amortized Cost	—	18,750
HHH deferred consideration	FVPTL	—	27,237
Valley Ag operating cash flows consideration	FVTPL	7,626	7,423
Valley Ag make-whole liability	FVTPL	7,200	800
Origin House legacy acquisition consideration liability	FVTPL	3,848	—
Liability-classified equity awards	FVTPL	178	339

Total Deferred consideration, contingent consideration and other payables		$22,810	$59,940

Decreases in deferred consideration between December 31, 2019 and March 31, 2020 are due to payments of deferred consideration related to acquisitions of Valley Ag and Hope Heal Health, Inc. (“HHH”). During the three months ended March 31, 2020, the Company paid $18,750 thousand and issued 239 thousand PVS (as converted), valued at $1,305 thousand, to settle the Valley Ag deferred consideration and corresponding interest payable. During the three months ended March 31, 2020, the Company paid $27,500 thousand to settle the HHH deferred consideration and recorded $303 thousand in interest expense.

During the three months ended March 31, 2020, the Company recorded a $203 thousand increase to deferred consideration due to interest accretion.

During the three months ended March 31, 2020, the fair value of the Company’s make-whole adjustment liability related to its Valley Ag acquisition increased $6,400 thousand, with a corresponding adjustment in the unaudited Condensed Interim Consolidated Statements of Operations, to $7,200 thousand due to changes in the Company’s stock price.

The Company’s liability related to liability-classified equity awards decreased to $178 thousand as of March 31, 2020 due to changes in the Company’s share price and cash settlement of vested awards. See Note 12 for further details.

In connection with the Origin House acquisition, the Company acquired deferred consideration liabilities valued at $3,807 thousand, primarily related to $3,700 thousand of deferred consideration associated with Origin’s House’s previous acquisition of Cub City.

Cresco Labs Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2020 and 2019

(Unaudited)

(c)	Contingent Consideration

The following is a summary of the current contingent consideration as of March 31, 2020 and December 31, 2019:

($ in thousands)	2020	2019
MedMar contingent consideration liability for tax payments - current	2,000	$2,000
MedMar contingent consideration liability - current	1,958	1,927

Total	$3,958	$3,927

For the three months ended March 31, 2020, the fair value of the liability increased by $31 thousand, utilizing a discount rate of 11.2% and an updated period of 0.8 years.

The following is a summary of the non-current contingent consideration as of March 31, 2020 and December 31, 2019:

($ in thousands)	IFRS 9 classification	March 31, 2020	December 31, 2019
Valley Ag contingent consideration	FVTPL	9,500	21,901

Total Long-term contingent consideration		$9,500	$21,901

During the three months ended March 31, 2020, the Company recorded a mark-to-market fair value gain of $12,401 thousand related to contingent equity consideration for its Valley Ag acquisition due to changes in the Company’s stock price.

14.	LONG-TERM NOTES AND LOANS PAYABLE

The following table represents the Company’s loans payable balances as of March 31, 2020 and December 31, 2019:

($ in thousands)	March 31, 2020	December 31, 2019
OCN Loan	$20,787	$—
HHH Loan	550	550
Term Loan	95,005	—

Total borrowings	116,342	550

Less Short-term borrowings	(20,787)	—

Total Long-term notes and loans payable	$95,555	$550

(a)	Senior Secured Term Loan

On February 2, 2020, the Company closed on a senior secured term loan agreement (the “Term Loan”) for an aggregate principal amount of $100,000 thousand, with the option to increase the principal amount to $200,000 thousand. Of the $100,000 thousand Term Loan commitment, $92,350 thousand was committed by Tranche A lenders (the “Tranche A Commitment”) and $7,650 thousand was committed by Tranche B lenders (the “Tranche B Commitment”).

The Tranche A Commitment accrues interest at a rate of 12.7% per annum, payable in cash quarterly, and has a stated maturity of July 2021. The Tranche B Commitment accrues interest at a rate of 13.2% per annum, payable in cash quarterly, and has a stated maturity of January 2022. The Company’s effective interest rates for the Tranche A Commitment and Tranche B Commitment of their Term Loan are 16.7% and 15.9%, respectively. The Company capitalized $5,160 thousand and $379 thousand, respectively, of borrowing costs related to the Tranche A Commitment and Tranche B Commitment.

Cresco Labs Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2020 and 2019

(Unaudited)

The Term Loan is secured by a guarantee from certain material subsidiaries of the Company, as well as by a security interest in certain assets of the Company and such material subsidiaries. The Term Loan also contains negative covenants which restrict the actions of the Company and its subsidiaries during the term of the loan, including restrictions on paying dividends, making investments and incurring additional indebtedness.

The Company may redeem in whole or in part the Term Loan at any time prior to the stated maturity dates, subject to certain conditions, upon the payment of the outstanding principal amount (plus a specified redemption premium) and all accrued and unpaid interest and fees.

The Company recognized interest expense of $2,705 thousand for the three months ended, March 31, 2020, including interest expense related to the amortization of the debt issuance costs of $544 thousand.

As of March 31, 2020, the Company is in compliance with all covenants related to the Term Loan.

(b)	Other Loans

In conjunction with its October 1, 2019 acquisition of HHH, the Company recorded a long-term liability (the “HHH Loan”) for an aggregate balance of $550 thousand as of March 31, 2020, subject to a 6.50% interest rate and a stated maturity of June 2021. Land and building with a March 31, 2020 carrying value of $7,458 thousand has been pledged as collateral. The Company believes fair value approximates carrying value. The Company recognized interest expense of $9 thousand for the three months ended March 31, 2020.

In conjunction with its January 8, 2020 acquisition of Origin House, the Company recorded a short-term liability with Opaskwayak Cree Nation (the “OCN Loan”) for an aggregate balance of $22,045 thousand as of the acquisition date and $20,787 thousand as of March 31, 2020, subject to a 10% interest rate and a stated maturity of June 2020. The weighted average effective interest rate of the OCN Loan is 23.8%. The Company recognized interest expense of $1,197 thousand for the three months ended March 31, 2020, including interest expense related to the accretion of discount on the OCN Loan of $653 thousand. Total outstanding commitment fees as of the acquisition date were $721 thousand of which $330 thousand was still outstanding as of March 31, 2020.

15.	REVENUE AND LOYALTY PROGRAMS

(a)	Revenue

The following table represents the Company’s disaggregated revenue by source, primarily due to the Company’s contracts with its customers, for the three months ended March 31, 2020 and 2019:

	Three months ended March 31,
($in thousands)	2020	2019
Wholesale	$38,136	$11,646
Dispensary	28,244	9,409

Total Revenue	$66,380	$21,055

The Company generates revenue at the point in time the product is transferred to the customer, as the Company has a right to payment, and the customer has significant risks and rewards of such product. The Company does not engage in long-term sales contracts.

Cresco Labs Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2020 and 2019

(Unaudited)

(b)	Loyalty Programs

The Company has customer loyalty programs where retail customers accumulate points based on their level of spending. These points are recorded as a contract liability until customers redeem their points for discounts on cannabis and vape products as part of an in-store sales transaction. In addition, the Company records a performance obligation as a reduction of revenue based on the estimated probability of point obligation incurred, which is calculated based on a standalone selling price that ranges between $0.025 and $0.10 per loyalty point. Upon redemption, the loyalty program obligation is relieved and the offset is recorded as revenue. As of March 31, 2020, there were 24,360 thousand points outstanding, with an approximate value of $198 thousand. The Company expects the outstanding loyalty points will be redeemed within 1 year.

16.	SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

For the three months ended March 31, 2020 and 2019, Selling, general and administrative expenses consisted of the following:

	Three months ended March 31,
($ in thousands)	2020	2019
Salaries and related	$18,276	4,349
Consulting and professional fees	11,152	3,368
Office	4,069	675
Advertising and marketing	3,984	2,290
Excise taxes	1,868	729
Travel and entertainment	1,566	633
Share-based compensation	1,387	2,877
Technology	1,234	190
Intangible asset impairment	1,194	—
Insurance	993	524
Business expansion costs	127	558
Other	803	580

Total Selling, general and administrative expenses	$46,653	$16,773

17.	OTHER INCOME (EXPENSE), NET

For the three months ended March 31, 2020 and 2019, Other income (expense), net consisted of the following:

	Three months ended March 31,
($ in thousands)	2020	2019
Gain (loss) on derivative instruments (Note 20)	$9,676	(235)
Gain (loss) on changes in fair value of contingent consideration (Note 13)	5,967	(42)
Loss on changes in fair value of loans receivable	(548)	—
Dividend income	—	34
Unrealized (loss) gain on investments held at fair value (Note 8)	(534)	3
Gain on foreign currency	600	—
Other income	362	106

Total Other income (expense), net	$15,523	$(134)

Cresco Labs Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2020 and 2019

(Unaudited)

18.	RELATED PARTY TRANSACTIONS

(a)	Compensation of Key Management Personnel

The Company’s key management personnel, consisting of the executive management team and management directors, have the authority and responsibility for planning, directing, and controlling the activities of the Company. Other than the lease and lending arrangements described below, for the three months ended March 31, 2020, there were no material changes to other related party transactions disclosed in the annual consolidated financial statements for the years ended December 31, 2019 and 2018. Key management personnel compensation for the three months ended March 31, 2020 and 2019 was as follows:

	Three months ended March 31,
($ in thousands)	2020	2019
Management compensation	$1,411	$527
Share-based compensation expense	1,172	1,391

Total	$2,583	$1,918

As of March 31, 2020 and December 31, 2019, the Company had receivables of $204 thousand and $712 thousand, respectively, with key management personnel.

For both periods ending March 31, 2020 and December 31, 2019, the Company had payables of $113 thousand with key management personnel.

Key management personnel hold 85,550 thousand redeemable units of Cresco Labs, LLC, which is equal to $76,922 thousand of Non-controlling interests as of March 31, 2020.

(b)	Related Parties – Debt

As of March 31, 2020, the Company had borrowings with related parties of $8,250 thousand related to the Company’s Term Loan. See Note 14 for additional details.

(c)	Related Parties - Leases

The Company has lease liabilities for real estate lease agreements in which the lessors have minority interest in SLO and MedMar, Inc. The lease liabilities were incurred in January 2019 and will expire in 2027 through 2050.

Below is a summary of the expense resulting from the related party lease liabilities for the three months ended March 31, 2020 and 2019.

	Three months ended March 31, 2020		Three months ended March 31, 2019
($ in thousands)	Depreciation expense	Interest expense	Depreciation expense	Interest expense
Finance lease liability; lessor has minority interest in SLO	$82	$403	$99	$399
Finance lease liability; lessor has minority interest in MedMar Rockford, LLC	16	21	16	22
Finance lease liability; lessor has minority interest MedMar Lakeview, LLC	22	22	23	22

Cresco Labs Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2020 and 2019

(Unaudited)

Additionally, below is a summary of the ROU assets and lease liabilities attributable to related party lease liabilities. The ROU asset and lease liability for SLO’s lease assumes all lease extension options are exercised.

	As of March 31, 2020		As of December 31, 2019
($ in thousands)	ROU asset	Lease liability	ROU asset	Lease liability
Finance lease liability; lessor has minority interest in SLO	$9,627	$11,846	$9,930	$11,727
Finance lease liability; lessor has minority interest in MedMar Rockford, LLC	633	689	649	694
Finance lease liability; lessor has minority interest MedMar Lakeview, LLC	681	733	643	686

19.	COMMITMENTS AND CONTINGENCIES

(a)	Claims and Litigation

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of March 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company’s operations. There are also no proceedings in which any of the Company’s directors, officers, or affiliates is an adverse party or has a material interest adverse to the Company’s interest.

(b)	Contingencies

The Company’s operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations. While management believes that the Company is in substantial compliance with applicable local and state regulations as of March 31, 2020, cannabis regulations continue to evolve and are subject to differing interpretations. As a result, the Company may be subject to regulatory fines, penalties or restrictions in the future. During the three months ended March 31, 2020, the Company recorded a contingent liability of $107 thousand related to the Origin House acquisition.

20.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

Financial Instruments

The Company’s financial instruments are held at amortized cost (adjusted for impairments or expected credit losses, as applicable) or FVTPL. The carrying values of financial instruments held at amortized cost approximate their fair values as of March 31, 2020 and December 31, 2019 due to their nature and relatively short maturity date. Financial assets and liabilities with embedded derivative features are carried at FVTPL.

Financial instruments recorded at fair value are classified using a fair value hierarchy that reflects the significance of the inputs to fair value measurements. The three levels of hierarchy are:

•	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Cresco Labs Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2020 and 2019

(Unaudited)

•	Level 2 – Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly; and

•	Level 3 – Inputs for the asset or liability that are not based on observable market data.

Unless otherwise noted, the Company considers all financial instruments classified as FVTPL to be Level 1 instruments.

There have been no transfers between fair value levels valuing these assets during the year.

The following table summarizes the Company’s financial instruments as of March 31, 2020 and December 31, 2019:

($ in thousands)	March 31, 2020	December 31, 2019
Financial Assets:
Cash and cash equivalents	$68,581	$49,102
Restricted cash	2,795	5,050
Accounts receivable, net	14,211	16,455
Loans receivable, short-term	3,143	644
Loans receivable, long-term	16,852	18,633
Security deposits	2,026	1,084
Financial Liabilities:
Accounts payable and other accrued expenses	$57,625	$62,834
Short-term borrowings	20,787	—
Current portion of lease liabilities	18,030	12,019
Deferred consideration, contingent consideration and other payables	22,810	59,940
Derivative liabilities	203	178
Derivative liabilities – long-term	4,902	15,243
Lease liabilities	116,781	82,856
Contingent consideration	9,500	21,901
Long-term notes payable and loans payable	95,555	550

(a)	Short-Term Loans Receivable

The following is a summary of short-term loans receivable balances and IFRS 9 classifications (discussed further below) as of March 31, 2020 and December 31, 2019:

($ in thousands)	IFRS 9 classification	March 31, 2020	December 31, 2019
Short-term loans receivable - Lighthouse	FVTPL	$2,236	$—
Interest receivable	Amortized cost	907	644

Total Short-term loans receivable		$3,143	$644

Cresco Labs Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2020 and 2019

(Unaudited)

(b)	Short-Term Loans Receivable with Derivative Features

On August 12, 2019, the Company issued a secured convertible promissory note that is convertible, at the Company’s discretion, into additional membership units approximating 1% ownership of the parent company of Lighthouse. The loan has a maturity of 18 months and an option for the Company to convert into additional membership units. As of March 31, 2020 and December 31, 2019, this loan had a fair value of $2,236 thousand. This loan is measured at FVTPL and transferred classification from a long-term loan receivable to a short-term loan receivable in the current period. See Note 8 for discussion of the Company’s investment in Lighthouse.

Expected Credit Loss (ECL)

The Company calculates ECLs for loan receivables and restricted cash by considering cash shortfalls on a discounted basis it would incur in various default scenarios for prescribed future periods and multiplying the shortfalls by the probability of each scenario occurring, which is determined through the exercise of judgement. No events or changes have occurred that would materially affect the expected credit loss over the life of these instruments and no impairment losses were recorded during the three month periods ended March 31, 2020 or 2019.

(c)	Loans Receivable, Long-Term

The Company entered into certain loan arrangements with Verdant Creations, LLC. that contained embedded derivatives comprising of a call and put option and a stated interest rate of 5.25%. Settlement of the instruments varies based on contingent events and returns are not fixed. As such, the Company records this loan receivable at FVTPL. Each period, the loan is measured using a probability-weighting analysis of expected outcomes, which utilize Level 3 inputs. The inputs included market rates ranging from 5.8% to 18.4%, a risk-free rate of 0.2% and expected settlement timing of 1.22 to 1.44 years. Changes in Level 3 inputs and assumptions utilized resulted in a fair value gain of $548 thousand as of March 31, 2020. At March 31, 2020 and December 31, 2019, of the $15,500 thousand maximum loan commitment, $14,598 thousand and $10,741 thousand, respectively, had been drawn on these loans.

As of March 31, 2020 and December 31, 2019, the Company has a loan receivable of $434 thousand and $390 thousand, respectively. The Company records this loan receivable at amortized cost and has a stated interest rate of 10%.

In connection with the acquisition of Origin House, the Company assumed a loan receivable with a fair value of $331 thousand at both the acquisition date and March 31, 2020.

(d)	Derivative Liability

In conjunction with its acquisition of PDI, the Company recorded a derivative liability of $178 thousand at the acquisition date for an NCI put option, by which the remaining NCI could put their shares for a fixed amount of cash within one year of the acquisition legal close/funding date (April 2020). The derivative was valued using a discount rate of 9%. In April 2020, the holders of the unowned NCI exercised their put option which resulted in the Company paying $203 thousand to purchase the unowned interest of PDI. As a result, during the three months ended March 31, 2020, the Company recorded a $25 thousand mark-to-market loss to match the expected settlement value.

(e)	Share Purchase Warrants

At March 31, 2020, the Company had 6,441,784 warrants outstanding. Of the outstanding warrants, 6,232,503 warrants issued to underwriters associated with September 2019 financing, sellers from the Valley Ag acquisition and previous holders of Randsburg warrants were classified as long-term derivative liabilities. In the three months ended March 31, 2020, 12 thousand Valley Ag warrants were exercised for $51 thousand, resulting in a realized loss of $6 thousand and an increase to share capital of $91 thousand. There were no warrant exercises in the three months ended March 31, 2019.

Cresco Labs Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2020 and 2019

(Unaudited)

For the three months ended March 31, 2020, the Company recorded a mark-to-market gain, due to changes in the Company’s share price, of $9,708 thousand and an unrealized foreign exchange gain of $600 thousand.

All warrants classified as long-term derivative liabilities are measured at FVTPL.

As of March 31, 2020 and December 31, 2019, the fair value of liability-classified warrants was determined using the Black-Scholes option-pricing model utilizing the following assumptions:

	March 31, 2020	December 31, 2019
Risk-free annual interest rate	1.09% - 1.10%	1.58% - 1.61%
Expected annual dividend yield	0%	0%
Expected stock price volatility	79%	81%
Expected life of stock warrants	0.5 - 2.6 years	0.4 - 1.4 years
Forfeiture rate	0%	0%
Share price at period end	$2.99	$6.86

Volatility was estimated by using the average historical volatility of comparable companies from a representative peer group of publicly traded cannabis companies.

Financial Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board mitigates these risks by assessing, monitoring and approving the Company’s risk management processes:

(a)	Credit and Banking Risk

Credit risk is the risk of a potential loss to the Company if a customer or third party to a financial instrument fails to meet its contractual obligations. The maximum credit exposure at March 31, 2020 and December 31, 2019 is the carrying amount of cash, accounts receivable, and loans receivable. The Company does not have significant credit risk with respect to its customers or loan counterparties, based on cannabis industry growth in our key markets and the low interest rate environment. Although all deposited cash is placed with U.S. financial institutions in good standing with regulatory authorities, changes in U.S. federal banking laws related to the deposit and holding of funds derived from activities related to the cannabis industry have passed the House of Representatives but have not yet been voted on within the Senate. Given that current U.S. federal law provides that the production and possession of cannabis is illegal, there is a strong argument that banks cannot accept for deposit funds from businesses involved with the cannabis industry.

The novel coronavirus or COVID-19 was declared a pandemic by the World Health Organization on March 12, 2020 and has caused significant economic uncertainty and consequently it is difficult to reliably measure the potential impact of this uncertainty on our future financial results.

Cresco Labs Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2020 and 2019

(Unaudited)

The Company’s aging of Accounts receivables as of March 31, 2020 and December 31, 2019 was approximately as follows:

($ in thousands)	March 31, 2020	December 31, 2019
0 to 60 days	$11,316	$10,276
61 to 120 days	1,968	5,551
120 days +	1,435	899

Total accounts receivable, gross	$14,719	$16,726

The Company recorded bad debt expense of $213 thousand and $120 thousand for the three months ended March 31, 2020 and 2019, respectively, to account for expected credit loss, and recorded an additional $28 thousand in bad debt expense related to invoice write-offs for the three months ended March 31, 2020.

(b)	Asset Forfeiture Risk

Because the cannabis industry remains illegal under U.S. federal law, any property owned by participants in the cannabis industry which are either used in the course of conducting such business, or are the proceeds of such business, could be subject to seizure by law enforcement and subsequent civil asset forfeiture. Even if the owner of the property were never charged with a crime, the property in question could still be seized and subject to an administrative proceeding by which, with minimal due process, it could be subject to forfeiture.

(c)	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations associated with financial liabilities. The Company manages liquidity risk through the management of its capital structure. The Company’s approach to managing liquidity is to ensure that it will have sufficient liquidity to settle obligations and liabilities when due. In February 2020, the Company entered into a non-brokered credit agreement for a senior secured term loan with an initial principal balance of $100,000 thousand. The Company will continue to raise capital as needed to fund operations and expansion. The maturity analysis for lease obligations is located in Note 7.

Cresco Labs Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2020 and 2019

(Unaudited)

In addition to the commitments outlined in Note 10 and Note 13, the Company has the following contractual obligations as of March 31, 2020:

($ in thousands)	< 1 Year	1 to 3 Years	3 to 5 Years	Total
Accounts payable & other accrued expenses	$57,625	$—	$—	$57,625
Deferred consideration, contingent consideration and other payables	22,810	—	—	22,810
Deferred and contingent consideration	—	9,500	—	9,500
Long-term notes payable and loans payable and Short-term borrowings	20,787	95,555	—	116,342

Total obligation as of March 31, 2020	$101,222	$105,055	$—	$206,277

In addition to the commitments outlined in Note 10 and Note 13, the Company had the following contractual obligations as of December 31, 2019:

($ in thousands)	< 1 Year	1 to 3 Years	3 to 5 Years	Total
Accounts payable and other accrued expenses	$62,834	$—	$—	$62,834
Deferred consideration, contingent consideration and other payables	59,940	—	—	59,940
Deferred and contingent consideration	—	21,901	—	21,901
Other long-term liabilities	—	550	—	550

Total obligation as of December 31, 2019	$122,774	$22,451	$—	$145,225

(d)	Market Risk

a.	Currency Risk

The operating results and financial position of the Company are reported in U.S. dollars. As of March 31, 2020 and December 31, 2019, the Company’s financial assets and liabilities are denominated primarily in U.S. dollars. However, from time to time some of the Company’s financial transactions are denominated in currencies other than the U.S. dollar. The results of the Company’s operations are subject to currency transaction and translation risks. The Company recorded a $600 thousand foreign exchange gain related to warrants during the three months ended March 31, 2020. See Note 17 for additional detail.

As of March 31, 2020 and December 31, 2019, the Company had no hedging agreements in place with respect to foreign exchange rates. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

b.	Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company calculates an incremental borrowing rate to use in the valuation of its financial instruments. The Company’s effective interest rates for its Term Loan range from 15.9% to 16.7% and the stated interest rate varies from 12.7% to 13.2% based on the term elected by the lender. The Company’s weighted average effective interest rate for its OCN Loan is 23.8% and its stated interest rate is 10%. See Note 14 for further information.

Cresco Labs Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2020 and 2019

(Unaudited)

c.	Price Risk

Price risk is the risk of variability in fair value due to movements in equity or market prices. The Company is subject to price risk related to derivative liabilities, contingent consideration and liability-classified RSUs that are valued based on the Company’s own stock price. An increase or decrease in stock price by 10% would result in an associated increase or decrease in fair value and Other income (expense), net of $2,072 thousand.

d.	Tax Risk

Tax risk is the risk of changes in the tax environment that would have a material adverse effect on the Company’s business, results of operations, and financial condition. Currently, state licensed marijuana businesses are assessed a comparatively high effective federal tax rate due to section 280E, which bars businesses from deducting all expenses except their cost of sales when calculating federal tax liability. Any increase in tax levies resulting from additional tax measures may have a further adverse effect on the operations of the Company, while any decrease in such tax levies will be beneficial to future operations. See Note 24 for the Company’s disclosure of uncertain tax positions.

e.	Regulatory Risk

Regulatory risk pertains to the risk that the Company’s business objectives are contingent, in part, upon the compliance of regulatory requirements. Due to the nature of the industry, the Company recognizes that regulatory requirements are more stringent and punitive in nature. Any delays in obtaining, or failure to obtain regulatory approvals can significantly delay operational and product development and can have a material adverse effect on the Company’s business, results of operation, and financial condition. The Company is cognizant of the advent of regulatory changes occurring in the cannabis industry on the city, state, and national levels. Although regulatory outlook on the cannabis industry has been moving in a positive trend, the Company is aware of the effect that unforeseen regulatory changes can have on the goals and operations of the business as a whole.

21.	SEGMENT INFORMATION

The Company operates in one segment, the cultivation, manufacturing, distribution, and sale of cannabis.

For the three months ended March 31, 2020, the Company generated 97.2% of its revenue in the United States with the remainder generated in Canada. For the three months ended March 31, 2019, all revenues were generated in the United States.

22.	EARNINGS (LOSS) PER SHARE

Earnings (loss) per share (“EPS”) is calculated by dividing the net earnings or loss attributable to shareholders by the weighted average shares outstanding.

Potentially dilutive securities of approximately 141,843 and 154,410 thousand were excluded in the calculation of EPS for the three months ended March 31, 2020 and 2019, respectively, as their impact would have been anti-dilutive due to net losses in both periods.

Cresco Labs Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2020 and 2019

(Unaudited)

The following is a reconciliation for the calculation of basic and diluted loss per share for the three months ended March 31, 2020 and 2019:

	Three months ended March 31,
(in thousands, except per share data)	2020	2019
Basic and diluted loss per share
Net loss attributable to Cresco Labs Inc. shareholders	$(7,389)	$(6,227)
Weighted-average number of shares outstanding	197,736	113,259

Loss per share – basic and diluted	$(0.04)	$(0.05)

23.	INTEREST EXPENSE, NET

Interest expense, net consisted of the following for the three months ended March 31, 2020 and 2019:

	Three months ended March 31,
($ in thousands)	2020	2019
Interest expense – leases	$(4,218)	$(855)
Interest expense – notes and loans payable	(2,714)	—
Accretion of debt discount and amortization of deferred financing fees	(1,197)	—
Interest expense	(375)	(7)
Interest income	288	443

Total Interest expense, net	$(8,216)	$(419)

See Note 7 for additional information regarding Interest expense – leases and Note 14 for additional information on Interest expense – notes and loans payable and accretion of debt discount and amortization of deferred financing fees.

24.	PROVISION FOR INCOME TAXES AND DEFERRED INCOME TAXES

The Company’s effective tax rate was (34.7)% and 0.5% with tax expense of $3,462 thousand and tax recovery of $37 thousand, respectively, for the three months ended March 31, 2020 and 2019.

Income tax expense is recognized based on management’s estimate of the effective annual income tax rate expected for the full financial year with one-time events recorded in the period incurred.

Cresco Labs Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2020 and 2019

(Unaudited)

Deferred tax liabilities and deferred tax assets were primarily comprised of the following:

($ in thousands)	March 31, 2020	December 31, 2019
Deferred tax assets
Share-based compensation	$439	$1,177
Net operating losses	5,292	1,285
Lease liabilities	17,694	13,202
Inventory	—	188
Other	1,156	425

Total deferred tax assets	$24,581	16,277
Deferred tax liabilities
ROU assets	$(9,342)	$(6,488)
Biological assets	(6,153)	(4,213)
Inventory	(252)	—
Property, plant and equipment	(7,669)	(7,923)
Intangible assets	(47,106)	(18,877)
Other	(292)	(227)

Total deferred tax liabilities	$(70,814)	(37,728)

Net deferred tax liabilities	$(46,233)	$(21,451)

The Company recognized a total net benefit related to one-time events of $92 thousand and $nil for the three months ended March 31, 2020 and 2019, respectively.

No tax expense or benefit was recognized for financial losses of $4,912 thousand and $4,494 thousand for the three months ended March 31, 2020 and 2019, respectively.

The Company determined that the tax impact of certain arrangements between its management companies and operating companies is not probable that it would be sustained under IFRIC 23 due to the evolving interpretations of Section 280E. As a result, the Company recorded a reserve for an uncertain tax positions of $8,857 thousand as of March 31, 2020, an increase during the three months ended March 31, 2020 of $1,362 thousand. The reserve includes interest and penalties of $759 thousand, an increase of $58 thousand for the three months ended March 31, 2020.

25.	SUBSEQUENT EVENTS

The Company has evaluated subsequent events through May 28, 2020, which is the date on which these financial statements were issued.

On April 23, 2020, the Company closed a sale-and-leaseback agreement for its Marshall, Michigan property for total proceeds of $16 million.

On April 27, 2020, the Company entered into a termination agreement which cancels its previously announced purchase agreement to acquire certain assets of and an interest in Tryke Companies, LLC, and certain subsidiaries and affiliates thereof, and includes termination charges of $1,285 thousand that were settled in the second quarter of 2020 through the issuance of equity.